SI 18008782 N

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OCT 01 2018

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65264

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/2017 (MM/DD/YY) AND ENDING 07/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Grant Thornton Corporate Finance, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

757 Third Avenue, 9th Floor
(No. and Street)

New York (City) New York (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Grant D. Simmons (248) 213-4224
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berkower LLC
(Name – *if individual, state last, first, middle name*)

517 Route One South, Suite 4103 (Address) Iselin (City) New Jersey (State) 08830 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Grant D. Simmons, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Grant Thornton Corporate Finance, LLC, as of July 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

INGRID H HORODKO
Notary Public, State of Michigan
County of Macomb
My Commission Expires Apr. 30, 2023
Acting in the County of Oakland

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Exemption Report pursuant to Exchange Act 17a-5(d)(4)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GRANT THORNTON CORPORATE FINANCE, LLC

FINANCIAL STATEMENTS
YEAR ENDED JULY 31, 2018

GRANT THORNTON CORPORATE FINANCE, LLC

TABLE OF CONTENTS

BERKOWER LLC
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of
Grant Thornton Corporate Finance, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Grant Thornton Corporate Finance, LLC (the "Company") as of July 31, 2018, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "Financial Statements"). In our opinion, the Financial Statements present fairly, in all material respects, the financial position of the Company as of July 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These Financial Statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information (Schedule I – Computation of Net Capital under Rule 15c3-1 of The Securities and Exchange Commission and Schedules II and III – Statement Regarding Rule 15c3-3 of the Securities and Exchange Commission) (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's Financial Statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the Financial Statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R.§ 240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the Financial Statements as a whole.

We have served as the Company's auditor since 2014.

Berkower LLC

Berkower LLC

Iselin, New Jersey
September 26, 2018

GRANT THORNTON CORPORATE FINANCE, LLC

STATEMENT OF FINANCIAL CONDITION

JULY 31, 2018

ASSETS

CURRENT ASSETS:		
Cash	$	20,717
Accounts Receivable		45,647
Prepaid expenses		8,056
TOTAL ASSETS	$	74,420

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES:		
Accrued expenses	$	0
TOTAL LIABILITIES		0
MEMBER'S EQUITY		74,420
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	74,420

See Notes to Financial Statements.

GRANT THORNTON CORPORATE FINANCE, LLC

STATEMENT OF OPERATIONS

YEAR ENDED JULY 31, 2018

REVENUES:		
Fee income	$	152,740
EXPENSES:		
Bank service charge		318
Selling, general and administrative expenses		8,641
Total Expenses		8,959
NET GAIN	$	143,781

See Notes to Financial Statements.

GRANT THORNTON CORPORATE FINANCE, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED JULY 31, 2018

BALANCE AT AUGUST 1, 2017	$	27,733
Net gain		143,781
Contributions from member		10,000
Distributions to member		(107,094)
BALANCE AT JULY 31, 2018	$	74,420

See Notes to Financial Statements.

GRANT THORNTON CORPORATE FINANCE, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED JULY 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net gain	$	143,781
Adjustments to reconcile net loss to net cash used in operating activities:		
Fee Income paid directly to member		(57,094)
Changes in assets and liabilities:		
Accounts Receivable		(45,647)
Prepaid expenses		(5,662)
Accrued expenses		(5,000)
Total changes in assets and liabilities		(56,309)
Net cash used in operating activities		30,378
CASH FLOWS FROM INVESTING ACTIVITIES:		
Net cash provided by investing activities		-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distribution to member		(50,000)
Contributions by member		10,000
Net cash provided by financing activities		(40,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(9,622)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		30,339
CASH AND CASH EQUIVALENTS, END OF YEAR	$	20,717
NONCASH FINANCING ACTIVITY		
Distributions paid directly to member		(57,094)

See Notes to Financial Statements.

GRANT THORNTON CORPORATE FINANCE, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED JULY 31, 2018

Note 1 - Summary of Significant Accounting Policies

Nature of Operations – Grant Thornton Corporate Finance, LLC (the "Company") was organized on November 30, 2001 and commenced active operations on September 13, 2002. The Company is a broker dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority. The Company is a wholly owned subsidiary of Grant Thornton LLP. Its principal business activity is to provide investment banking services including advising and managing the sale of private enterprises and non-core subsidiaries or divisions, raising capital and refinancing, advising and managing the acquisition of businesses and providing strategic options advice, primarily in the United States.

Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash and Cash Equivalents – The Company considers cash equivalents to consist of highly liquid investments with original maturities of three months or less.

Accounts Receivable - Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

Revenue Recognition – Revenue is recognized when evidence of an agreement exists, fees are fixed or determinable, services have been rendered and collection is reasonably assured.

Income Taxes - The Company does not pay federal and state income taxes on its taxable income. Instead, the member is liable for individual federal and state income taxes on its proportionate share of the Company's taxable income.

In determining the recognition of uncertain tax positions, the Company applies a more-likely-than-not recognition threshold and determines the measurement of uncertain tax positions considering the amounts and probabilities of the outcomes that could be realized upon ultimate settlement with taxing authorities. As of July 31, 2018, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. The Company is generally subject to potential examination by taxing jurisdictions for the prior three years. Currently, no audits for any tax periods are in progress.

GRANT THORNTON CORPORATE FINANCE, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED JULY 31, 2018

Note 1 - Summary of Significant Accounting Policies (Continued)

Concentration of Credit Risk - Financial instruments which potentially subject the Company to concentration of credit risk consist principally of cash investments and short-term investments. The Company places its cash investments and short-term investments with high credit quality financial institutions. However, a portion of cash investments may exceed insured limits from time to time. The Company has not experienced any losses in such accounts. The Company is not aware of any significant credit risk with respect to these accounts as of July 31, 2018.

Subsequent Events - The date to which events occurring after July 31, 2018 have been evaluated for possible adjustment to or disclosure in the financial statements is the date the financial statements were available to be issued.

Note 2 - Net Capital Requirement

As a broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission (the Uniform Net Capital Rule). The Company computes its net capital under the aggregate indebtedness method which requires the Company to maintain minimum net capital, as defined, equal to the greater of 6-2/3% of aggregate indebtedness, as defined, or $5,000. At July 31, 2018, the Company had net capital of $20,716, which was in excess of its requirement of $5,000 by $15,716 and a ratio of aggregate indebtedness to net capital of 0.0 to 1.

The Company does not hold customers' cash or securities. As such, the company is not significantly affected by Rule 15c3-3.

Note 3 - Related Party Transactions

Expense Sharing - The Company has entered into an Expense Sharing Agreement with its sole member, Grant Thornton LLP whereby Grant Thornton LLP will provide office space to the Company. In addition, Grant Thornton LLP is responsible for all of the normal overhead expenses relating to the day-to-day operation of the Company including payroll, insurance, advertising, employee benefits and travel and entertainment.

Distributions to Member - During the year ended July 31, 2018, the Company distributed $107,094 to its sole member, Grant Thornton LLP.

Note 4 - Major Customers

For the year ended July 31, 2018, fee income from two customer amounted to $152,740 of which $57,094 was paid directly to the sole member, $50,000 was paid to GTCF and $45,647 remains unpaid.

SUPPLEMENTAL INFORMATION

GRANT THORNTON CORPORATE FINANCE, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL

Member's equity at July 31, 2018		$	74,420
Add:			
A.	Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
B.	Other (deductions) or allowable credits		-
	Total capital and allowable subordinated liabilities		74,420
Deductions and/or charges:			
A.	Non allowable assets		53,703
Haircuts on securities:			
C.	Trading and investment securities		-
	Net capital	$	20,717

AGGREGATE INDEBTEDNESS

Items included in the accompanying balance sheet			
	Accounts payable and accrued expenses	$	0
	Total aggregate indebtedness	$	0

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

1.	Minimum net capital required (6-2/3% of aggregate indebtedness of $5,000)	$	0
2.	Minimum net capital requirement of the Company	$	5,000
3.	Net capital requirement (greater of 1 or 2 above)	$	5,000
4.	Excess net capital (net capital less Line 3)	$	15,717
5.	Net capital less greater of 10% of total aggregate indebtedness or 120% of Line 3	$	14,717
6.	Percentage of aggregate indebtedness to net capital		0%

RECONCILIATION WITH COMPANY'S COMPUTATION

The following is a reconciliation of net capital between this computation and the corresponding computation prepared by the Company for inclusion in its Unaudited Part II Focus Report as of July 31, 2018

Net capital, as reported in the Company's Part II-A (Unaudited) FOCUS Report	$	20,717
Net audit adjustments		-
Net capital	$	20,717

There are no material differences between the computation of net capital presented in this annual report and the computation of net capital in the Company's unaudited Form X-17A-5, Part II Focus report as of July 31, 2018.

See Report of Independent Registered Public Accounting Firm

SCHEDULES II and III - STATEMENT REGARDING RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company does not handle cash or securities on behalf of customers. The Company claims exemption from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k) (2) (i) of that rule and therefore does not prepare either the reserve requirement computation or information relating to possession or control regarding customer assets. As of and for the year ended July 31, 2018, the Company was in compliance with the conditions of the exemption.

BERKOWER LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of
Grant Thornton Corporate Finance, LLC

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to Exchange Act Rule 17a-5(d)(4), in which (1) Grant Thornton Corporate Finance, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Grant Thornton Corporate Finance, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(*i*) (the "Exemption Provisions") and (2) Grant Thornton Corporate Finance, LLC stated that Grant Thornton Corporate Finance, LLC met the identified Exemption Provisions throughout the most recent fiscal year without exception. Grant Thornton Corporate Finance, LLC's management is responsible for compliance with the Exemption Provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Grant Thornton Corporate Finance, LLC's compliance with the Exemption Provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(*i*) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Berkower LLC

Berkower LLC

Iselin, New Jersey
September 26, 2018

517 Route One, Iselin, NJ 08830 • P (732) 781-2712 •F (732) 781-2732

A PCAOB REGISTERED FIRM

New Jersey • California • Cayman Islands

IAPA

Exemption Report Pursuant to

Exchange Act Rule 17a-5(d)(4)

To the best knowledge and belief of Grant Thornton Corporate Finance LLC, ("Registrant") (File No. 8-65264, CRD No. 120129), by its undersigned principal, states that Registrant met the exemption provisions identified in Exchange Act Rule 15c3-3(k)(2)(i) throughout Registrant's most recent fiscal year, without exception.

September 26, 2018

Grant Thornton Corporate Finance, LLC

By: Grant D Simmons

Mr. Grant D. Simmons
Chief Financial Officer